Exhibit 99.1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

To the shareholders of Acasti Pharma Inc. (the “Corporation”):

NOTICE IS HEREBY GIVEN THAT that the annual and special meeting of the shareholders (the “Meeting”) of the Corporation will be held at the offices of Osler, Hoskin & Harcourt LLP, located at 1000 De La Gauchetière Street West, Suite 2100, Montreal, Québec H3B 4W5, Canada, on August 28, 2018 at 10:00 a.m., for the following purposes:

1.	to receive the financial statements of the Corporation for the financial year ended March 31, 2018 and the auditors’ report thereon;

2.	to elect the directors of the Corporation (the “Directors”) for the ensuing year;

3.	to appoint the auditors for the ensuing year and to authorize the Directors of the Corporation to fix their remuneration;

4.	to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution approving, ratifying and confirming certain amendments to the Corporation’s stock option plan, as previously approved by the board of Directors of the Corporation (the “Board”), as more particularly described in the accompanying management information circular (the “Circular”);

5.	to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution approving, ratifying and confirming the grant of 1,412,423 options to purchase Common Shares of the Corporation to certain executives and Board members, as previously approved by the Board, as more particularly described in the Circular;

6.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving, ratifying and confirming certain amendments to the Corporation’s equity incentive plan, as previously approved by the Board, as more particularly described in the Circular; and

7.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

SIGNED IN LAVAL, QUEBEC, AS AT, July 27, 2018.

By Order of the Board of Directors

/s/ Linda P. O’Keefe

Linda P. O’Keefe

Corporate Secretary

Shareholders may exercise their rights by attending the Meeting or by completing a form of proxy. The Directors of the Corporation have established July 24, 2018 as the record date for the purpose of determining the Corporation’s shareholders which are entitled to receive notice of and to vote at the Meeting. Should you be unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose. Proxies must be received by the transfer agent and registrar of the Corporation, Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting. Your shares will be voted in accordance with your instructions as indicated on the form of proxy, or failing instructions, in the manner set forth in the Circular.